Exhibit 99.1

newcleo Completes Business Combination, Raises $247

Million and Will Start Trading on Nasdaq Under Ticker

Symbol “NWCL” on September 22, 2026

Transaction provides $247 million in gross proceeds to support newcleo’s U.S. and European growth, advance its lead-cooled fast reactor and MOX nuclear fuel production towards commercialization newcleo’s ordinary shares to begin trading on Nasdaq under the ticker symbol “NWCL” on September 22, 2026

Highly experienced Board of Directors to be led by industry veteran Jeffrey Lyash, former President and CEO of the Tennessee Valley Authority and Ontario Power Generation

Paris, France, and New York, NY, September 21, 2026 – newcleo plc (“newcleo” or the “Company”), a pioneer in advanced modular reactor (“AMR”) technology and nuclear fuel manufacturing, today announced that the Company has closed its previously announced business combination (the “Business Combination”) with NewHold Investment Corp III (Nasdaq: NHIC) (“NewHold”), a publicly listed special purpose acquisition company.

The close of the Business Combination follows approval by NewHold’s shareholders at an Extraordinary General Meeting held on September 17, 2026. newcleo’s ordinary shares and warrants will begin trading on the Nasdaq Global Select Market under the ticker symbols “NWCL” and “NWCLW”, respectively, on September 22, 2026.

The transaction establishes a strong capital foundation for newcleo as a public company, directly providing approximately $247 million of gross proceeds to advance newcleo’s U.S. and European growth and move its lead-cooled fast reactor and MOX nuclear fuel production towards commercialization.

The transaction valued newcleo at a pre-money equity value of approximately $2.4 billion. Gross proceeds received by the Company were comprised of an oversubscribed $216 million PIPE and $31 million provided from NewHold’s trust account at time of closing.

Up to an additional $75 million may become available to the Company under the previously disclosed forward purchase agreement, as described in the Current Report on Form 8-K filed by NewHold on September 11, 2026.

Additionally, newcleo has also raised close to $20 million since the Business Combination announcement, bringing total funds raised to over $1 billion to-date, inclusive of this transaction.

newcleo intends to deploy the additional capital to support its global growth, completing and operating its 10MWth non-nuclear demonstrator in Italy, advancing regulatory and licensing interactions with U.S. and French nuclear safety regulators, and to continue pursuing commercial opportunities to deploy its reactors and fuel manufacturing facilities in the U.S. and Europe.

“Today we are reaching a new steppingstone that sets newcleo up for long-term success. We look forward to continuing to deliver on our ambitious projects to bring about safe, clean, sustainable and competitive nuclear energy, and to do so from within the world’s greatest market for innovation capital,” said Stefano Buono, CEO and Co-Founder of newcleo. “We would like to thank our legacy shareholders, who have been with us in developing newcleo as a company at the forefront of nuclear innovation, as well as the great team at NewHold, their shareholders, the PIPE investors who have joined the transaction and those who will support our long-term ambition as we become a Nasdaq-listed company. We couldn’t have achieved this impressive level of development without them and we look forward to continuing on this path with the people that are building our success from within the company every day.”

“newcleo’s public listing is the culmination of the hard work our two teams have put into this transaction, and we’re glad to see it through to such an incredibly successful completion,” said Kevin Charlton, CEO of NewHold. “We believe newcleo's technology, spanning both reactor and fuel businesses, is well positioned to win in the growing global nuclear industry and serve the growing need for reliable, low-carbon power.”

newcleo’s existing management team will continue to lead the combined company. Existing newcleo shareholders rolled over 100% of their equity, demonstrating strong confidence in the Company’s prospects. The transaction was unanimously approved by the boards of directors of both NewHold and newcleo.

Following the closing of the transaction, newcleo's Board of Directors is composed of an experienced group of leaders with expertise spanning nuclear technology, capital markets, and public company governance. The board is chaired by Jeffrey Lyash, former President and CEO of the Tennessee Valley Authority and Ontario Power Generation Inc., who brings more than 40 years of experience in the power generation, transmission, and distribution sectors. The board also includes Stefano Buono, Founder and CEO of newcleo and Andrea Ruben Levi, who previously served as Chairman and continues on the board as Chair of the Compensation Committee. Completing the public company board are Anne-Francois de Bourdoncle de Saint Salvy, Manfredi Lefebvre D’Ovidio, Heinz Maeusli, Raffaele Petrone, Elisabeth Rizzotti and Suzy Taherian.

Advisors

Guggenheim Securities acted as financial advisor and capital markets advisor to newcleo. Goldman Sachs & Co. LLC acted as lead placement agent to newcleo. BTIG acted as placement agent and capital markets advisor to newcleo. Davis Polk & Wardwell LLP (New York) and CMS Cameron McKenna Nabarro Olswang LLP (London) acted as legal advisor to newcleo. Loeb & Loeb LLP acted as legal counsel to NewHold. Latham & Watkins LLP acted as legal counsel to the placement agents. ICR acted as strategic communications advisor to newcleo.

About newcleo

newcleo is an innovative nuclear technology company developing advanced modular reactors and nuclear fuel designed to deliver clean, safe and sustainable energy at competitive costs. newcleo's technology combines lead-cooled fast reactors with fuel manufactured from recycled nuclear materials, with the aim of providing abundant and reliable electricity and heat to industrial users while enabling the closure of the nuclear fuel cycle. newcleo brings together more than 900 highly skilled employees across Europe and the United States, spanning reactor and fuel design, engineering, and manufacturing. Through a vertically integrated supply chain and a growing network of strategic partnerships, newcleo is working to turn proven scientific and engineering solutions into deployable nuclear energy assets. For more information visit www.newcleo.com.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the completed Business Combination between NewHold and newcleo; the anticipated benefits of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from any investments or other financing arrangements; the anticipated use of proceeds from such investments or financing arrangements; newcleo's development and commercialization of its lead-cooled fast reactor technology, mixed-oxide fuel capabilities and related products and services; the expected timing, cost, performance and benefits of newcleo's demonstration projects, fuel facilities, reactor deployments and licensing activities; newcleo's ability to execute its business strategy, develop its technology, obtain required regulatory approvals, permits and licenses, enter into commercial arrangements, achieve its market opportunity and positioning and support the growth of advanced nuclear energy; newcleo's expectations regarding strategic partnerships, customer demand, project pipeline, revenue streams, capital expenditures and financing needs; and other statements regarding management's intentions, beliefs, or expectations with respect to newcleo's future performance, are forward-looking statements. Forward-looking statements are often identified by the use of words such as "anticipate," "believe," "continue," "could," "develop," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," "target," "will," "would," and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on newcleo's current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed from time to time by newcleo with the SEC. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and newcleo does not assume any obligation or intend to update or revise these forward-looking statements, each of which is made only as of the date of this press release.

For enquiries

Investor contact

newcleo@icrinc.com

Media contact

newcleo press office: media@newcleo.com

U.S. media inquiries: newcleo@icrinc.com

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